                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended DECEMBER 31, 1999


                         Commission file number: 1-5256






              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                              (Full title of plan)




                        628 GREEN VALLEY ROAD, SUITE 500
                              GREENSBORO, NC 27408
                    (Address of principal executive offices)


                                 (336) 547-6000
              (Registrant's telephone number, including area code)

Item 1.  Changes in the Plan

Effective September 1, 1999, participants will provide investment direction by telephone by using the voice response system or a participant services representative or by the internet.

Item 2.  Changes in Investment Policy

Effective September 1, 1999, VF Corporation appointed Fidelity Institutional Retirement Services Company as Plan Recordkeeper. The Plan offers 10 core investment options and a Mutual Fund Window administered by Fidelity.

Item 3.  Contributions Under the Plan

None.  This is a frozen Plan.

Item 4.  Participating Employees

There were approximately 1,357 enrolled participants in the Plan as of December 31, 1999.

Item 5.  Administration of the Plan

(a) The Plan provides that a Committee of three persons be appointed to administer the Plan. The Committee, the Blue Bell Pension and Profit Sharing Committee, is comprised of the following officers of the
         Corporation: Robert Matthews, President - VF Workwear, Inc., Donald Laws, President - Western/Rugged Wear, division of VF Jeanswear, Inc., and Louis J. Fecile, Vice President - Employee Benefits - VF Corporation. Each of these individuals is an employee of VF Corporation (the Corporation). The Committee has the power to adopt rules and regulations for carrying out and administering the Plan and has the full authority and power to construe, interpret and administer the Plan. Committee members receive no compensation from the Plan.

(b) All expenses of administration of the Plan, including Trustee fees, are paid by the Plan.




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




Item 6.  Custodian of Investments

(a) The Corporation has entered into a Trust Agreement under which Fidelity Management Trust Company, 300 Puritan Way, Marlboro, MA 01752, has been appointed as Trustee under the Plan. Under the terms of the Trustee Agreement, Fidelity Management Trust Company holds and invests all assets of the Plan with the exception of the Fixed Income Fund trusteed by UMB Bank, n.a., subject to the direction of each of the participants of the Plan regarding their investment fund or funds.

(b)      The custodian's compensation is paid by the Plan.

(c)      No bond was furnished or is required to be furnished by the Trustee.

Item 7.  Reports to Participating Employees

Each participant receives a quarterly statement showing the market values of investments as of the end of each quarter.

Item 8.  Investment of Funds

Each participant by using the Fidelity Voice Response System or their internet site may direct Fidelity to invest his/her own contributions in one or more of the following funds:

 - Money Market Fund
 - Fixed Income
 - Balanced Fund
 - Equity Growth & Income Fund
 - Index 500 Fund
 - Dividend Growth Fund
 - Small-Cap Value Fund
 - Small-Cap Growth Fund
 - Foreign Fund
 - VF Corporation Common Stock Fund (investing in common stock of the
   Corporation)
 - Mutual Fund Window

Brokerage commissions of $9,464, $14,800, and $2,042 for the years ended December 31, 1999, 1998 and 1997 were paid by the Trustee to acquire and sell the Corporation's common stock for the Plan.

Item 9.  Financial Statements and Exhibits

(a)      Financial Statements                                             Page No.
Report of Independent Accountants                                            6

Statements of Net Assets Available for Benefits,
         December 31, 1999 and 1998                                          7

Statements of Changes in Net Assets Available for Benefits -
         For the Years Ended December 31, 1999, 1998 and 1997                8

Notes to Financial Statements                                                9

Supplemental Schedules*:
         Line 27a - Schedule of Assets Held for Investment
                    Purposes                                                15

         Line 27d - Schedule of Reportable Transactions
                                                                            16

         * - Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and
             Disclosure under ERISA have been omitted because they are not applicable.

(b)      Exhibits

                  Exhibit 23.1 - Consent of Independent Accountants         17



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






                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Blue Bell Pension & Profit Sharing Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                          Blue Bell Savings, Profit Sharing and Retirement Plan

                          By: /s/ Louis J. Fecile
                             -----------------------------------
                              Louis J. Fecile
                              Vice President - Employee Benefits
                              VF Corporation


Date:  April 24, 2000

                        Report of Independent Accountants


Blue Bell Pension Committee
Blue Bell Savings, Profit Sharing and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blue Bell Savings, Profit Sharing and Retirement Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the three years ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 28, 2000




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








              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                   December 31
ASSETS                                       1999                1998
------                                       ----                ----
Investments, at fair value
  VF Corporation Common Stock -          $ 12,215,370        $ 22,792,594
  407,179 shares in 1999
  486,242 shares in 1998
  Other securities                        187,520,604         180,137,617
                                         ------------        ------------
     Total investments                    199,735,974         202,930,211
                                         ------------        ------------
Dividends and interest receivable                   0           2,738,483
                                         ------------        ------------
       TOTAL ASSETS                       199,735,974         205,668,694
                                         ------------        ------------

LIABILITIES
-----------

Accrued Expenses                                    0             180,262
                                         ------------        ------------
       TOTAL LIABILITIES                            0             180,262
                                         ------------        ------------
Net Assets Available for Benefits        $199,735,974        $205,488,432
                                         ============        ============



See notes to financial statements.





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






              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                   Year Ended December 31
                                                       1999                   1998                1997
                                                       ----                   ----                ----
Investment income
  Interest                                         $   1,846,177         $   2,667,976         $     621,733
  Income from VF Corporation Common Stock,
   mutual funds and bank common trust funds            7,124,604             7,898,687             9,540,805
                                                   -------------         -------------         -------------
                                                       8,970,781            10,566,663            10,162,538
                                                   -------------         -------------         -------------

Withdrawals                                          (19,906,823)           (8,869,337)           (7,951,720)
Expenses                                                  45,032              (189,117)             (162,703)
Net realized and unrealized appreciation in
  fair value of investments                            5,138,552            19,019,351            24,150,836
                                                   -------------         -------------         -------------
Net increase (decrease)                               (5,752,458)           20,527,560            26,198,951

Net assets available for benefits
  at beginning of year                               205,488,432           184,960,872           158,761,921
                                                   -------------         -------------         -------------
Net assets available for benefits
  at end of year                                   $ 199,735,974         $ 205,488,432         $ 184,960,872
                                                   =============         =============         =============



See notes to financial statements.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF THE PLAN

General - The Plan is an employee contributory defined contribution plan covering all salaried employees of Blue Bell, Inc. and certain subsidiaries (the "Company") who met age and service requirements and were employed prior to September 30, 1988. VF Corporation ("VF") assumed responsibility for sponsorship of the plan following VF's acquisition of Blue Bell, Inc. The Plan is a frozen plan, under which participants no longer accrue benefits but that will remain in existence as long as necessary to pay accrued benefits. It is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Details of the Plan are available in the booklet "Blue Bell Savings, Profit Sharing and Retirement Plan".

Vesting - The Plan is frozen, and all participants are fully vested. No further contributions have or will be made by either the Company or participants.

Participant Accounts - Each participant's account is credited with earnings. Earnings are based upon the balance each of the participants has in each of the respective funds.

 Employee accounts are invested at the direction of the employee in one or more of the funds administered by the Plan's trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. Members have the opportunity to change investment elections daily. A member's investment election will continue in effect until changed by the member pursuant to a subsequent investment election. The investment programs of the Plan are as follows:

         (a)      Money Market Fund: Monies are invested in a money market fund.

         (b) Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

         (c) Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

         (d) Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

         (e) Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

         (f) Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

         (g) Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is under valued.

         (h) Small-Cap Growth Fund: Monies invested in small and medium size companies with under valued assets or favorable growth prospects.

         (i) Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

         (j) VF Corporation Common Stock Fund: Monies are invested in Common Stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

         (k) Mutual Fund Window: The option allows participants to select from over 160 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options.

 The number of participants in each fund was as follows:

                                                    Year Ended December 31
                                                    1999              1998
                                                    ----              ----
 Money Market Fund                                   370               389
 Fixed Income Fund                                   629               693
 Balanced Fund                                       255               307
 Equity Growth & Income Fund                         873               988
 Index 500 Fund                                      740               777
 Dividend Growth Fund                                  6                 0
 Small-Cap Value Fund                                118               129
 Small-Cap Growth Fund                               158               149
 Foreign Fund                                        152               152
 VF Corporation Common Stock Fund                    700               810

The total number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Distributions - Distributions to participants or their beneficiaries are payable at the time of normal retirement, early retirement for those who qualify, qualifying layoff, death, or disability while employed by the Company. In addition, participants are entitled annually to withdraw the lesser of up to 25% of their individual account balance or $10,000, for any reason. Various methods are available for settlement of a participant's vested account balance including lump-sum cash settlement, periodic payments, and purchase of an annuity. Distributions are recorded when paid.

Plan Termination - Although it has no intent to do so the Board of Directors of the Company may amend, modify, or terminate the Plan at any time. In the event the Plan is terminated, each member is entitled to his proportionate share of net assets available for benefits as of the termination date.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

General - Administrative expenses of the Plan are charged to the Plan. Purchases and sales of securities are recorded on a trade date basis.

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the plan year. Fair Value for group insurance contracts with life insurance companies approximates contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less administrative expenses charged by the insurance companies and less benefits paid. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

New Accounting Pronouncements: The Company has adopted the provision of SOP 99-3, "Accounting for a Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." The statement states that a defined contribution pension plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program as required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution pension plans are no longer required to present participant-directed plan investments in the statement of net assets available for benefits by general type.

Reclassifications: Certain amounts included in the prior year financial statements have been reclassified to conform to current year presentation.

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE C - INCOME TAXES

The Internal Revenue Service has ruled by letter dated March 5, 1987 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving a tax determination letter. However, the Pension Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE D - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                 1999               1998
                                                 ----               ----
VF Corporation Common Stock                   $12,533,495        $22,792,594
  (407,179 and 486,242 shares)
Wachovia Diversified Fixed Income Fund                  0         21,964,538
  (96,008 shares)
Wachovia Diversified GIC Fund                           0         14,640,485
  (69,515 shares)
Fidelity Growth & Income Fund                  52,402,777         66,417,407
  (1,111,169 and 1,448,896 shares)
Fidelity Puritan Fund                          10,738,386         18,182,547
  (564,287 and 905,957 shares)
Vanguard Institutional Index Fund                       0         34,156,487
  (302,672 shares)
Fidelity US Equity Index Pool                  35,903,211                  0
   (853,619 shares)
Procapp Fixed Income Fund                      49,514,903                  0
   (4,859,166 shares)

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN

NOTE D -- INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

                                                Net Realized & Unrealized
                                             Appreciation (Depreciation) in                          Fair Value
                                      Fair Value for the Year Ended December 31                    at December 31
                                        1999            1998           1997             1999             1998          1997
                                    ------------     -----------    ------------    ------------    ------------    ------------
Fair value as determined by
Quoted market or stated
Redemption price:
     VF Corporation Common Stock    $ (7,080,458)    $   168,515    $  7,488,332    $ 12,215,370    $ 22,792,594    $ 27,783,657
     Mutual funds and
      bank common trust funds         12,219,010      18,850,836      16,662,504     187,520,604     180,137,616     154,749,905
                                    ------------     -----------    ------------    ------------    ------------    ------------
                                    $  5,138,552     $19,019,351    $ 24,150,836    $199,735,974    $202,930,210    $182,533,562
                                    ============     ===========    ============    ============    ============    ============



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
              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN

                    NOTE TO FINANCIAL STATEMENTS (Continued)

NOTE E - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                 1999                  1998
                                                                 ----                  ----
Net assets available for benefits per the financial
  statements                                                 $199,735,974          $205,488,432
Less amounts allocated to withdrawing participants                      0               869,934
                                                             ------------          ------------
Net assets available for benefits per Form 5500              $199,735,974          $204,618,498
                                                             ============          ============



The following is a reconciliation of withdrawals paid to participants per the financial statements to Form 5500:

                                                                                      1999
                                                                                      ----
Withdrawals paid to participants per the financial statements                      $19,906,823
Add amounts allocated to withdrawing participants at December 31, 1999                       0
Less amounts allocated to withdrawing participants at December 31, 1998               (869,934)
                                                                                   -----------
withdrawals paid to participants per Form 5500                                     $19,036,889
                                                                                   ===========




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



              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN


           Line 27(a) Schedule of Assets Held for Investment Purposes
                              At December 31, 1999




INVESTMENTS HELD AT DECEMBER 31, 1999

IDENTITY OF ISSUE, BORROWER,                          NUMBER OF                                    CURRENT
LESSOR, OR SIMILAR PARTY                                SHARES               COST                   VALUE
------------------------                                ------               ----                  -------
Fidelity Puritan Fund                                    564,287          $ 10,141,553          $ 10,738,386
Fidelity Growth & Income Fund                          1,111,170            29,102,596            52,402,777
Fidelity Diversified International Fund                  197,710             4,084,165             5,065,324
Fidelity Dividend Growth Fund                              7,460               210,796               216,274
Fidelity Retirement Money Market Portfolio             7,158,881             7,158,881             7,158,881
Fidelity U.S. Equity Index Commingled Pool               853,619            32,208,825            35,903,211
Baron Asset Fund                                         100,689             3,024,263             5,917,550
Longleaf Small Cap Fund                                  135,382             3,018,398             2,734,725
ProCapp Fixed Income Fund                              4,859,166            48,638,539            49,514,903
VF Corporation Common Stock                              407,179             4,181,778            12,215,370
Mutual Fund Window                                           N/A            18,195,903            17,868,573
                                                                          ------------          ------------
                                                                          $159,965,697          $199,735,974
                                                                          ============          ============

              BLUE BELL SAVINGS, PROFIT SHARING AND RETIREMENT PLAN


                 Line 27(d) Schedule of Reportable Transactions
                          Year Ended December 31, 1999


No transactions required to be reported.




                                       16